Exhibit 31.3

Independent Accountant’s Report

Lehman ABS Corporation, as Depositor

745 Seventh Avenue

New York, New York 10019

U.S. Bank Trust National Association, as Trustee

Corporate Trust Department

100 Wall Street

New York, NY 10005

Re:          Repackaged American General Floating Rate Trust Certificates, Series 2003-1 Trust (the “Trust”)

Ladies and Gentlemen:

We have examined assertions of Lehman ABS Corporation (the “Depositor”) and U.S. Bank National Association, (the “Trustee” and, together with the Depositor, the “Management”) that the Depositor and the Trustee have complied, in all material respects, with the provisions of the Standard Terms for Trust Agreements dated as of January 16, 2001, as supplemented by a series supplement dated as of July 2, 2003 in respect of the Repackaged American General Floating Rate Trust Certificates, Series 2003-1 Trust (the “Trust”), as supplemented by a supplement to the series supplement dated as of July 11, 2003 (together, the “Trust Agreement”), during the period covered by the annual report on Form 10-K filed by the Depositor on behalf of the Trust for the year ended December 31, 2008 (the “Annual Report”).  Management is responsible for compliance with the Trust Agreement. Our responsibility is to express an opinion on Management’s assertions based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Depositor’s and the Trustee’s compliance with the Trust Agreement and performing such other procedures as considered necessary in the circumstances.  We believe that our examination provides a reasonable basis for our opinion.

ASTON BELL, CPA

For the 2008 year, the Depositor did not file certain required periodic reports for the sale and distribution of the assets on Form 8-K and/or Form 10-K, Form 15, and Form 25, with the United States Securities and Exchange Commission on a timely basis (the “Periodic Reports”).  In addition, the Depositor was a wholly-owned indirect subsidiary of Lehman Brothers Holdings Inc., which filed a voluntary petition for relief under Chapter 11 of the United States Code in the United States Bankruptcy Court for the Southern District of New York on September 15, 2008.  Also, the Trustee redeemed the Certificates on Friday, October 10, 2008 by distributing to each Certificateholder of record at the close of business day on Thursday, October 9, 2008 its Pro-Rata Share of the Underlying Securities in-kind.  Accordingly, the Trust was terminated on October 10, 2008.

In our opinion, except for the non-timely filing of certain Periodic Reports as mentioned in the preceding paragraph, the Depositor and the Trustee have complied, in all material respects, with the Trust Agreement during the period covered up-to and including the sale of the asset, distribution to the holders, and termination of the Trust on October 10, 2008, and Management’s assertions with respect to such compliance are fairly stated, in all material respects.

/s/ Aston Bell, CPA

New York, New York
July 17, 2009